Filed by Midland States Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Securities Exchange Act of 1934

Subject Company: Centrue Financial Corporation

Commission File Number: 001-37574

The following letter was sent to shareholders of Midland States Bancorp, Inc. on February 24, 2017.

Dear Shareholders:

The fourth quarter of 2016 proved to be another strong quarter for Midland, with net income increasing to $11.6 million, a significant increase from $8.1 million in the third quarter.  Diluted earnings per share increased to $0.72 per share from the $0.51 in the third quarter.  Our fourth quarter results also compare favorably to the fourth quarter of 2015, in which we had net income of $7.7 million and diluted earnings per share $0.63.  We continued to see strong loan demand during the fourth quarter, with the largest increases coming in our residential mortgage, consumer and construction portfolios.

In the fourth quarter we also added approximately $400 million in assets under administration to our Wealth Management business through the completion of our previously announced Sterling Trust acquisition. The acquisition also brought us another group of highly experienced trust professionals, and this team will operate out of our newly opened office in Tarrytown, New York.

We also commenced a number of additional strategic actions in the quarter designed to strengthen the Company over the longer-term.  These included repositioning our investment securities portfolio to enhance our credit quality and capital ratios, and launching our Operational Excellence initiative to increase efficiencies across the organization.  We believe that by focusing on our processes, technology and staffing models we can continue to drive additional shareholder value.  Additional information concerning our fourth quarter results was announced in an “earnings” release on January 26th.  The earnings release is available on our website under the “Investors” tab.

Most recently, in late-January we signed a definitive agreement to acquire Centrue Financial Corporation and Centrue Bank, its wholly owned subsidiary.  Established in 1874, Centrue has close to $1 billion in total assets, and the acquisition will bring our total assets up to well over $4 billion. Centrue’s 20 bank branches are principally located in northern Illinois, many of which are in markets we already serve.  Centrue also has one branch in St. Louis, which will provide additional scale to our presence in that important market as well. Our press release discussing the proposed transaction is also available on the “Investors” portion of our website.

With respect to our upcoming Annual Meeting of Shareholders, please watch your mail for the Notice of Annual Meeting.  In an effort to reduce costs and the use of paper, our Annual Meeting materials will initially be made available online.  The Notice will have instructions on how to access the proxy materials and how to cast your vote.  The Notice will also provide instructions for receiving a printed copy of the Annual Meeting materials should you wish to do so before casting your votes.

I am also pleased to announce that our board of directors has approved an 11% increase in dividends on our common stock.  This represents the 15th straight year of a 10% or greater increase in our dividend and we are very pleased to be able to further enhance the value of your investment in Midland in this way.  Enclosed is your quarterly dividend of $0.20 per common share.

As always, thank you for your continued support.

Very truly yours,

Leon J. Holschbach

President and

Chief Executive Officer

Additional Information

This communication includes statements regarding the proposed merger transaction involving Midland States Bancorp, Inc. (“Midland”) and Centrue Financial Corporation (“Centrue”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Midland will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of Midland and Centrue that will also constitute a prospectus of Midland, which will be sent to Midland’s and Centrue’s respective shareholders. Shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Midland, Centrue and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Midland and Centrue can be obtained free of charge from the website maintained by the SEC at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab or by accessing  Centrue’s website at www.centrue.com under “Investor Relations” and then under the “SEC Filings” tab. Alternatively, these documents, when available, can be obtained free of charge from Midland upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois, 62401 or by calling (217) 342-7321 or emailing corpsec@midlandsb.com, or from Centrue, upon written request to Centrue Financial Corporation, Investor Relations, 122 West Madison Street, Ottawa, Illinois 61350 or by calling (815) 431-8400 or emailing investor.relations@centrue.com.

Participants in this Transaction

Midland, Centrue and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under applicable SEC rules. Information about these participants may be found in the prospectus of Midland relating to its initial public offering of common stock filed with the SEC by Midland on May 24, 2016 and the definitive proxy statement of Centrue relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 21, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws, including statements regarding the plans, objectives, future performance and business of Midland, and the proposed transaction with Centrue.  These statements may be based upon beliefs, expectations and assumptions of Midland’s management and are generally identifiable by the use of words such as “believe,” “anticipate,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  All statements in this communication speak only as of the date they are made, and Midland does not undertake any obligation to update any statement in light of new information or future events. A number of factors could cause actual results to differ materially from those in any forward-looking statements, including: (i) the possibility that any of the anticipated benefits of the proposed transaction between Midland and Centrue will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Centrue with those of Midland will be materially delayed or will be more costly or difficult than expected; and (iii) the failure of the proposed transaction to close. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Midland and Centrue and their respective businesses, including additional factors that could materially affect Midland’s and Centrue’s financial results, are included in Midland’s and Centrue’s filings with the SEC.